

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Gregory Vickowski
Chief Financial Officer
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, RI 02920-6320

      Re: Procaccianti Hotel REIT, Inc.
            Form 10-K for fiscal year ended December 31, 2021
            Form 8-K filed June 27, 2022
            Response dated January 25, 2023
            File Nos. 000-56272

Dear Gregory Vickowski:

      We have reviewed your January 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Form 8-K filed June 27, 2022

Item 8.01 Other Events
Determination of Estimated Per Share NAVs, page 1

1.   We note your response to prior comment 1. In addition to describing the impact of the liquidation preferences on K Shares, K-I Shares and K-T Shares and subordination of fees payable to the Company's advisor on your Estimated Per Share NAV calculation, please further enhance your disclosure by providing quantitative information necessary to clearly understand your Estimated Per Share NAV calculation. Please provide us with your Estimated Per Share NAV calculation for each class as of March 31, 2022 in your response.

   You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Ron Hadar